                                                                      EXHIBIT 13

                                                                  [PRODIGY LOGO]


                                          CONTACTS: PRODIGY COMMUNICATIONS CORP.
                                                    MEDIA:  Jeff Lowe
                                                    512.527.1126
                                                    INVESTORS:  Gregory Pettit
                                                    Gavin Anderson & Co.
                                                    212.515.1985

                 PRODIGY ANNOUNCES STRONG THIRD-QUARTER RESULTS
      REITERATES UPWARD EBITDA, REVENUE, SUBSCRIBER GUIDANCE FOR 2001, 2002

AUSTIN, TEXAS - October 19, 2001 - For the third consecutive reporting period in 2001, Prodigy Communications Corporation (NASDAQ: PRGY), a leading national Internet service provider (ISP) serving the largest number of DSL Internet subscribers, reported continued strong financial performance.

         In the third quarter, EBITDA* increased by 36 percent compared to the second quarter, and Prodigy management reiterated its 2001 EBITDA guidance, a 24 percent - 31 percent increase over the second-quarter forecast.

         Prodigy reported $95.3 million in net revenue for the third quarter, up from $91.6 million in the second quarter. Prodigy posted EBITDA of $18.3 million, up from $13.5 million in the second quarter. Net loss, including minority interest, for the quarter was ($29.1 million), or ($0.41) per share compared to a net loss of ($32.4 million) or ($0.46) in the second quarter, representing an 11 percent improvement over the second quarter.

         For the nine months ended September 30, net revenues were $279.2 million, EBITDA was $42.3 million and net loss for the first nine months of 2001 was $96.2 million or $1.37 per share.

         Prodigy owned and managed subscribers topped 3.5 million, including approximately 980,000 DSL subscribers, 1.8 million dial subscribers, and 740,000 managed Telmex subscribers. More than 120,000 DSL subscribers were added in the third quarter.

         Earlier this month, Prodigy announced it would raise the price of its unlimited dial service from $19.95/month to $21.95/month, effective October 1 for new members and November 1 for current members. This is the first price increase in the six years since Prodigy launched its Internet service in 1995.


                                     (more)

PRODIGY Q3 EARNINGS RELEASE/P.2

         Prodigy also announced it would launch its new Prodigy 7.0 in phases, beginning with a completely redesigned website currently scheduled for introduction on November 1. Enhanced, broadband-enabled software will follow later in the year, delivering a completely new Internet experience for consumers.

         "Prodigy is a strong turnaround story," said Charles Foster, chairman. "We have dramatically improved our financial performance, controlled expenses, added customers, and forecasted stronger-than-expected results for 2002."

         In response to the just-announced merger agreement between Prodigy and SBC, Foster said, "We at Prodigy see this opportunity as a new chapter in our proud history of leadership and innovation in the development of the Internet, and a greater opportunity to deliver better service to our customers and to compete in today's ISP market."

YEAR-END GUIDANCE

         On October 3, Prodigy revised upward its EBITDA, revenue and subscriber projections for 2001, based largely on the better-than-expected performance during the first three quarters of the current year. Prodigy expects 2001 total revenue, to be in the range of $360 million to $370 million.

         For the full year ending December 31, 2001, Prodigy reiterated that its EBITDA estimate is in the range of $52 million to $55 million. Net loss for the current year is expected to be between ($128) million and ($130) million. At year-end, Prodigy expects to have between 3.5 million and 3.7 million owned and managed subscribers, up from 3.4 million to 3.7 million previously estimated in the second quarter.

2002 GUIDANCE

         Prodigy reiterated its guidance for 2002, including net revenue to be in the range of $455 million to $480 million, a more than 20 percent increase over 2001, and EBITDA of $90 million to $95 million, a more than 60 percent increase over 2001.

         Prodigy Board Chairman Charles Foster, Prodigy President Paul Roth and Prodigy Chief Financial Officer Allen Craft will host a 10 a.m. EDT conference call today to discuss third-quarter 2001 results. The call-in number is (719) 457-2638, conference code 407473. The call will be simultaneously broadcast over the Internet. For more information on the Webcast, go to www.prodigy.com and click on "Investor Relations."


                                     (more)

PRODIGY Q3 EARNINGS RELEASE/P.3


* EBITDA is defined as net income/loss plus minority interest, depreciation and amortization, amortization of subscriber acquisition costs, and amortization of subscriber incentives.

ABOUT PRODIGY COMMUNICATIONS CORPORATION (www.prodigy.com): Prodigy Communications Corporation (NASDAQ: PRGY) is one of the nation's largest Internet service providers serving both owned and managed dial and DSL subscribers. With its alliance with SBC Communications, Prodigy is the industry leader in serving DSL subscribers. Prodigy delivers fast and reliable Internet access and user-friendly Internet-based products, services and information via a nationwide network covering more than 850 locations in all 50 states, allowing more than 90 percent of the U.S. population to access Prodigy's dial service with a local telephone call. Prodigy features superior content, e-mail and e-mail attachment capabilities, Prodigy Instant Messaging(TM), Prodigy Chat(TM), and Prodigy Online Communities, combined with the accessibility and freedom of direct access to the World Wide Web for all users. ProdigyBiz offers a powerful suite of specially designed Internet products and services for small business owners. Prodigy(R) en Espanol(TM), is the nation's first-ever, fully bilingual Spanish/English-language Internet service created especially for the U.S. Spanish-speaking population.

                                      # # #

This release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the intense competition in Prodigy's industry, subscriber turnover, disruption in Prodigy's network services or in other services provided by third parties, the challenges of integrating the Internet businesses of Prodigy and SBC Communications Inc., the possible failure to achieve the anticipated benefits of the agreements between Prodigy and SBC, the possible unavailability of sufficient financing to Prodigy as needed, as well as the risk factors detailed from time to time in Prodigy's periodic reports and registration statements filed with the Securities and Exchange Commission. Prodigy's business and operations are operated by a limited partnership, called Prodigy Communications Limited Partnership, of which Prodigy is the general partner and owns an approximate 57 percent interest and SBC Communications owns an approximate 43 percent interest.

                        PRODIGY COMMUNICATIONS CORPORATION
                 Condensed Consolidated Balance Sheets (Unaudited)
                      (in thousands except per share amounts)


                                                                              SEPTEMBER 30,        DECEMBER 31,
                                                                                  2001                 2000
                                                                               ---------             ---------
ASSETS:
Current assets:
     Cash and cash equivalents                                                 $  20,243             $  23,042
     Trade accounts receivable                                                     4,468                 7,683
     Due from affiliates                                                          22,062                 2,642
     Other current assets                                                          5,194                 4,256
                                                                               ---------             ---------

Total current assets                                                              51,967                37,623

Property and equipment, net                                                       19,423                30,005
Goodwill and other intangibles, net                                              441,617               596,350
Subscriber acquisition costs, net                                                 69,353               129,815
Restricted cash and other                                                          4,711                 8,872
                                                                               ---------             ---------
Total assets                                                                   $ 587,071             $ 802,665
                                                                               =========             =========

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:

     Accounts payable and accrued expenses                                     $  42,997             $  66,482
     Accrued restructuring and other costs                                        12,441                20,724
     Unearned revenue                                                             22,902                28,580
     Due to affiliate-short term                                                   4,875                    --
     Notes payable to related parties-short term                                 104,190                    --
     Capital lease obligation-short term                                           2,903                 6,879
                                                                               ---------             ---------
Total current liabilities                                                        190,308               122,665

Capital lease obligation-long term                                                 2,161                 6,535
Due to affiliate-long term                                                         9,749                    --
Notes payable to related parties-long term                                        15,000               137,000
                                                                               ---------             ---------
Total liabilities                                                                217,218               266,200

Minority interest                                                                157,968               229,373

Stockholders' equity:
     Class A common stock:  $.01 par value; 70,497,245 and
          70,212,598 shares issued and outstanding at September 30,
         2001 and December 31, 2000, respectively                                    705                   702
     Class B common stock:  $.01 par value; 1 share issued
         and outstanding at September 30, 2001 and December 31,
         2000, respectively                                                           --                    --
     Additional paid-in-capital-common stock                                     890,293               889,288
     Accumulated deficit                                                        (679,113)             (582,898)
                                                                               ---------             ---------

Total stockholders' equity                                                       211,885               307,092
                                                                               ---------             ---------

Total liabilities and stockholders' equity                                     $ 587,071             $ 802,665
                                                                               =========             =========

                       PRODIGY COMMUNICATIONS CORPORATION
           Condensed Consolidated Statements of Operations (Unaudited)
             (in thousands except per share and subscriber amounts)



                                                                          NINE MONTHS ENDED                    QUARTER ENDED
                                                                            September 30,                      September 30,
                                                                    ----------------------------      ----------------------------
                                                                        2001             2000             2001             2000
                                                                    -----------      -----------      -----------      -----------
Revenues:
     Internet and online service revenues                           $   245,658      $   197,187      $    87,171      $    79,147
     Amortization of subscriber incentives                              (39,498)         (39,802)         (12,877)         (13,535)
                                                                    -----------      -----------      -----------      -----------
       Internet and online service revenue, net of amortization         206,160          157,385           74,294           65,612
     Subscriber management fees                                          57,910           70,193           17,059           47,776
     Other                                                               15,158           18,815            3,932            7,687
                                                                    -----------      -----------      -----------      -----------
       Total revenues                                                   279,228          246,393           95,285          121,075

Operating costs and expenses:
     Cost of revenue                                                    121,235          135,840           39,160           68,861
     Sales and marketing                                                 50,050           66,580           21,108           31,393
     Product development                                                 11,639           10,714            4,731            3,789
     General and administrative (1)                                      93,383           89,762           24,797           40,727
     Depreciation and amortization                                      149,633          108,442           48,917           70,305
     Amortization of subscriber acquisition costs                         8,976            8,629            2,991            3,412
     Restructuring costs                                                     --           18,523               --            8,968
                                                                    -----------      -----------      -----------      -----------
       Total operating costs and expenses                               434,916          438,490          141,704          227,455
                                                                    -----------      -----------      -----------      -----------

Operating loss                                                         (155,688)        (192,097)         (46,419)        (106,380)

Other:
     Interest expense, net                                               11,816            8,439            4,192            3,117
     Minority interest in net loss                                      (71,405)         (63,754)         (21,567)         (46,643)
     Gain on asset/equity investments sale                                   --               --               --               --
     Other                                                                  116              (73)              19               (8)

                                                                    -----------      -----------      -----------      -----------
Net loss                                                            $   (96,215)     $  (136,709)     $   (29,063)     $   (62,846)
                                                                    ===========      ===========      ===========      ===========

EPS basic                                                           $     (1.37)     $     (2.04)     $     (0.41)     $     (0.90)
                                                                    ===========      ===========      ===========      ===========

Weighted average common shares outstanding                               70,296           66,950           70,418           69,866
                                                                    ===========      ===========      ===========      ===========


Other data:

Internet subscribers owned and managed at period end                  3,521,000        2,744,000        3,521,000        2,744,000
                                                                    ===========      ===========      ===========      ===========

EBITDA (2)                                                          $    42,303      $   (35,151)     $    18,347      $   (19,120)
                                                                    ===========      ===========      ===========      ===========

EBITDA (2) less integration and restructuring costs                 $    49,820      $    (7,294)     $    19,173      $    (6,487)
                                                                    ===========      ===========      ===========      ===========


(1) Includes SBC and Flashnet non-recurring integration costs of $7,517 and $9,334 for the nine months ended September 30, 2001 and 2000, respectively and $826 and $3,665 for the quarter ended September 30, 2001 and 2000, respectively.


(2) EBITDA represents net loss plus interest expense, minority interest, depreciation and amortization, amortization of subscriber acquisition costs and amortization of contract subscriber ("rebate") programs. EBITDA should not be construed as an alternative to operating income (as determined in accordance with U.S. GAAP), as a measure of the Company's operating performance, or as an alternative to cash flows from operating activities (as determined in accordance with U.S. GAAP), or as a measure of the Company's liquidity.